Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is being made only by the Offer to Purchase, dated October 31, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal, as each may be amended or supplemented from time to time, and is being made to all holders of Shares. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) THE HOLDERS OF SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. IN THOSE JURISDICTIONS WHERE APPLICABLE LAWS OR REGULATIONS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF PURCHASER (AS DEFINED BELOW) BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION TO BE DESIGNATED BY PURCHASER.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

AKOUOS, INC.

at

$12.50 per share, net in cash, without interest and less any applicable tax withholding,

plus one non-tradable contingent value right (“CVR”) per share,

which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones by

KEARNY ACQUISITION CORPORATION

a wholly-owned subsidiary

of

ELI LILLY AND COMPANY

Kearny Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Akouos, Inc., a Delaware corporation (“Akouos”), in exchange for (a) $12.50 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (b) one non-tradable CVR per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Lilly and reasonably acceptable to Akouos (the Cash Consideration plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Tendering stockholders who are holders of record of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.

Each CVR represents a non-tradable contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, as follows: (i) $1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the fifth human participant being administered with AK-OTOF (as defined in the Offer to Purchase) in a Phase 1 clinical trial or Phase 1/2 clinical trial globally (the “AK-OTOF Phase 1 Milestone”), if the AK-OTOF Phase 1 Milestone is achieved prior to both (a) 12:00 a.m., Eastern Time, on January 1, 2025 and (b) the termination of the CVR Agreement; (ii) $1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the fifth human participant being administered with a Second Program Product (as defined in the Offer to Purchase) in a Phase 1 clinical trial or Phase 1/2 clinical trial globally (the “Second Program Phase 1 Milestone”), if the Second Program Phase 1 Milestone is achieved prior to both (a) 12:00 a.m., Eastern Time, on January 1, 2027 and (b) the termination of the CVR Agreement; and (iii) $1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the earlier to occur of (a) the occurrence of the first human participant being administered with a Registration Study Product (as defined in the Offer to Purchase) in a Phase 3 clinical trial globally and (b) the receipt of approval of a biologics licensing application by the U.S. Food and Drug Administration for the Registration Study Product (the “Registration Study Milestone”), if the Registration Study Milestone is achieved (A) at or prior to 11:59 p.m., Eastern Time, on December 31, 2026 and (B) before the termination of the CVR Agreement; if the Registration Study Milestone is not achieved at or prior to 11:59 p.m., Eastern Time, on December 31, 2026, such payment will be reduced by 1/24th (or approximately 4.2 cents) and will thereafter be reduced by 1/24th (or approximately 4.2 cents) per calendar month until 12:00 a.m., Eastern Time, on December 1, 2028 (at which point the CVR will expire and no amounts will be payable thereunder).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON NOVEMBER 29, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated October 17, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Akouos, Lilly and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Akouos pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Akouos continuing as the surviving corporation and becoming a wholly-owned subsidiary of Lilly (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Akouos or owned by Akouos, or owned by Lilly, Purchaser or any direct or indirect wholly-owned subsidiary of Lilly or Purchaser or (ii) Shares that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL), including each Share of Restricted Stock (as defined in the Offer to Purchase), will be converted into the right to receive the Offer Price, without interest, from Purchaser, less any applicable tax withholding.

The Offer and the Merger are not subject to any financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including the Minimum Tender Condition (as defined below) and the Antitrust Condition (as defined below).

The “Antitrust Condition” means that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the transactions contemplated by the Merger Agreement (the “Transactions”), and any agreement with a governmental authority not to consummate or to delay consummation of the Transactions, has expired or been terminated.

The “Minimum Tender Condition” means that there will have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Time (as defined below) that number of Shares that, together with the number of Shares, if any, then owned beneficially by Lilly and Purchaser (together with their wholly-owned subsidiaries), would represent a majority of the Shares outstanding as of the consummation of the Offer.

The term “Expiration Time” means one minute past 11:59 p.m., Eastern Time, on November 29, 2022, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. A subsequent offering period for the Offer is not contemplated.

The Board of Directors of Akouos (the “Akouos Board”) unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to, and in the best interests of, Akouos and its stockholders, (ii) duly authorized and approved the execution and delivery of the Merger Agreement, the performance by Akouos of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that Akouos stockholders accept the Offer and tender their Shares pursuant to the Offer.

Descriptions of the reasons for the Akouos Board’s recommendation and approval of the Offer are set forth in Akouos’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to Akouos stockholders together with the Offer materials (including the Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer” and “Recommendation of the Company Board.”

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, at the scheduled Expiration Time, any Offer Condition other than the Minimum Tender Condition, has not been satisfied or waived, Purchaser will extend the Offer for one or more consecutive increments of up to 10 business days each, until such time as such conditions have been satisfied or waived; (ii) Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or The Nasdaq Stock Market LLC applicable to the Offer; and (iii) if, at the scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition) will have been satisfied or waived and the Minimum Tender Condition will not have been satisfied, Purchaser may elect to (and if so requested by Akouos, Purchaser will) extend the Offer for one or more consecutive increments of such duration as requested by Akouos (or if not so requested, as determined by Purchaser) but not more than 10 business days each (or for such longer period as may be agreed to by Akouos and Lilly); however, Akouos may not request Purchaser to, and Purchaser will not be required to, extend the Offer on more than three occasions in consecutive periods of 10 business days each (or for such longer or shorter period as Akouos and Purchaser may agree in writing). In each case, Purchaser will not, without the prior written consent of Akouos, and will not be required to, extend the Offer beyond the Outside Date. However, if the Antitrust Condition has not been satisfied, the Outside Date would be automatically extended until the date that is 180 days from the date of the Merger Agreement in order to allow additional time to obtain the required antitrust approval. The “Outside Date” means February 14, 2023, unless otherwise extended pursuant to the terms of the Merger Agreement, as summarized in Section 11 of the Offer to Purchase.

If the Offer is consummated, Purchaser will not seek the approval of Akouos’s remaining stockholders before effecting the Merger. Lilly, Purchaser and Akouos have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

Purchaser expressly reserves the right, in its sole discretion, to waive any Offer Condition or modify the terms of the Offer, in whole or in part, including the Offer Price, except that Akouos’s prior written consent is required for Purchaser to: (i) decrease the Cash Consideration or amend the terms of the CVRs or the CVR Agreement; (ii) change the form of the consideration payable in the Offer; (iii) decrease the maximum number of Shares sought pursuant to the Offer; (iv) amend or waive the Minimum Tender Condition or the Termination Condition (as defined in the Offer to Purchase); (v) add to or modify the Offer Conditions in a manner adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer, or prevent, delay or impair the ability of Lilly or Purchaser to consummate the Offer, the Merger or the other Transactions; (vi) extend the Expiration Time except as required or expressly permitted by the Merger Agreement or provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (vii) make any other change to the terms or conditions of the Offer that is adverse to holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

Purchaser is not providing for guaranteed delivery procedures. Therefore, Akouos stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”), which is earlier than the Expiration Time. Normal business hours of DTC are between 8:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday. Akouos stockholders must tender their Shares in accordance with the procedures set forth in the Offer to Purchase and the related Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Consideration for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance of Shares for payment or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. However, Purchaser’s ability to delay the payment for Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will Purchaser pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) to the extent the Shares are not already held with the Depositary, the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer or a tender through DTC’s Automated Tender Offer Program, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other documents required by the Letter of Transmittal or the Depositary, in each case prior to the Expiration Time. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares that are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after December 29, 2022, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the holder(s) of record and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to Purchaser’s satisfaction. None of Purchaser, Lilly or any of their respective affiliates or assigns, the Depositary, Georgeson LLC (the “Information Agent”) or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Akouos has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer, including the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Akouos’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on Akouos’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder (as defined in the Offer to Purchase) recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs. The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Lilly intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger as the receipt of additional consideration paid in the Offer or the Merger as part of a “closed transaction.” As part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells Shares pursuant to the Offer or receives cash and CVRs in exchange for Shares pursuant to the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of any CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted pursuant to the Merger. See Section 5 of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information, and Akouos’s stockholders should read both carefully and in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be obtained at no cost to Akouos’s stockholders from the Information Agent. Additionally, copies of the Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer are available free of charge at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance. Neither Lilly nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 1-888-660-8331

Via Email: akouos@georgeson.com

October 31, 2022

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